The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL

FOR HOLDERS OF CERTIFICATES REPRESENTING COMMON SHARES

OF

LITHIUM ARGENTINA AG / LITHIUM ARGENTINA SA

(formerly Lithium Americas (Argentina) Corp.)

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany physical certificates representing common shares ("Common Shares") of Lithium Argentina AG / Lithium Argentina SA (formerly Lithium Americas (Argentina) Corp.) ("Lithium Argentina" or the "Company")) deposited in connection with the statutory arrangement (the "Arrangement") under section 288 of the Business Corporations Act (British Columbia) which provided for, among other items, the continuation of the Company pursuant to articles 161 et seq. of the Swiss Federal Act on International Private Law and under articles 620 et seqq. of the Swiss Code of Obligations, as a corporation domiciled in Zug, Canton of Zug, Switzerland, as if the Company has been incorporated under the Swiss Code of Obligations (the "Continuation").  A special resolution to approve the Arrangement, among other items, was approved at the special meeting of shareholders of the Company held on January 17, 2025 and was described in a management information circular dated December 4, 2024 (the "Circular").  The Continuation was effected on January 23, 2025.  As a result, shareholders continue to hold Common Shares with a nominal/par value per Common Share of US$0.01 of the Company (each, a "Continued Share") with no further action by shareholders.  Existing share certificates formerly representing Common Shares (each, an "Existing Share Certificate") are not cancelled by virtue of the Continuation, but following the effective time of the Continuation only serve as evidence of Continued Shares, meaning that under Swiss law the Existing Share Certificate(s) no longer serve as transfer instruments for Continued Shares, but still serve as means to evidence ownership (so-called "Beweisurkunden" according to Swiss law).

Shareholders are strongly encouraged to complete this Letter of Transmittal and surrender their Existing Share Certificate(s) to Computershare to receive a DRS advice evidencing Continued Shares. The DRS system allows registered securities to be held in electronic form without having either a physical share certificate evidencing the Continued Shares or a physical attestation evidencing ownership issued, and generally reduces the administrative burden and cost related to the transfer or evidence of Continued Shares.

Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular.

TO: LITHIUM ARGENTINA AG / LITHIUM ARGENTINA SA

AND TO: COMPUTERSHARE INVESTOR SERVICES INC. at its offices set out herein.

In connection with the Continuation, the undersigned delivers to you the enclosed Existing Share Certificate(s). The following are the details of the enclosed Existing Share Certificate(s):

Certificate	Name in Which Registered	Number of Continued Shares Deposited

The undersigned transmits herewith the Existing Share Certificate(s) described above for cancellation effective the date of this Letter of Transmittal. The undersigned acknowledges receipt of the Circular and represents and warrants that:

(i) the undersigned has good and sufficient authority to deposit, sell and transfer the Continued Shares represented by the enclosed Existing Share Certificate(s) (the "Deposited Shares") and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Deposited Shares, or any interest therein, to any other person;

(ii) the undersigned, or the person on whose behalf the Deposited Shares are being deposited, has good title to and is the beneficial owner of the Deposited Shares being deposited, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others;

(iii) the undersigned has the full power and authority to execute and deliver this Letter of Transmittal and all information inserted into this Letter of Transmittal by the undersigned is complete and accurate; and

(iv) the delivery of the Deposited Shares by the undersigned under this Letter of Transmittal does not violate any laws applicable to the undersigned.

The representations and warranties of the undersigned herein contained survive the completion of the Continuation. The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares.  No subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Shares.  Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal survives the death or incapacity of the undersigned and any obligation of the undersigned hereunder is binding upon the heirs, legal representatives, successors and assigns of the undersigned.

The undersigned irrevocably constitutes and appoints each of Alex Shulga and Dan Cherniak, each of whom is an officer of the Company, and any other person designated by the Company in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, register Deposited Shares consisting of securities on the registers of the Company.

The undersigned authorizes and directs Computershare Investor Services Inc. ("Computershare") to issue the Direct Registration System ("DRS") advice evidencing Continued Shares to which the undersigned is entitled as indicated below and instructs Computershare to mail the DRS advice evidencing Continued Shares promptly after receipt of this Letter of Transmittal, by first class insured mail, postage prepaid, to the undersigned in accordance with the instructions given below.

It is understood that the undersigned will not receive a DRS advice evidencing the Continued Shares in respect of the Existing Share Certificate(s) until the Existing Share Certificate(s) owned by the undersigned are received by Computershare at the office specified below, together with such additional documents as Computershare may require, and until the same are processed by Computershare. The undersigned hereby covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the deposit of the Deposited Shares. The undersigned further acknowledges that the receipt of the DRS advice representing Continued Shares in respect of the Existing Share Certificate(s) will completely discharge any obligations of the Company and Computershare with respect to the matters contemplated by this Letter of Transmittal.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned and the addressee shall be deemed to have required that any contract in connection with the Arrangement accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés d'avoir requis que tout contrat en relation avec l'arrangement accepté par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

BOX A
ENTITLEMENT DELIVERY

All share entitlements will be issued by DRS advice and mailed to your existing registration unless otherwise stated.  If you would like your shares dispatched to a different address, please complete BOX B

☐ MAIL SHARES TO ADDRESS ON RECORD   (DEFAULT)

☐ MAIL SHARES TO A DIFFERENT ADDRESS (MUST COMPLETE BOX B)

BOX B MAIL DRS Advice TO 3rd PARTY ADDRESS*: ☐ CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT)

(ATTENTION NAME)

(STREET NUMBER & NAME)

(CITY AND PROVINCE/STATE)

(COUNTRY AND POSTAL/ZIP CODE)

(TELEPHONE NUMBER (BUSINESS HOURS)

(SOCIAL INSURANCE/SECURITY NUMBER)

* THE ENTITLEMENT WILL REMAIN IN THE NAME OF THE REGISTRATION

SHAREHOLDER SIGNATURE(S)

Signature guaranteed by (if required under Instruction 3)	Dated: ________________________________, 2025
Authorized Signature	Signature of shareholder or authorized representative (see Instructions 2 and 4)

Name of Guarantor (please print or type)	Address Line 1

Address of Guarantor (please print or type)	Address Line 2

Name of shareholder (please print or type)

Telephone Number

Email Address

Name of authorized representative, if applicable (please print or type)

INSTRUCTIONS

1. Use of Letter of Transmittal

The method used to deliver this Letter of Transmittal and any accompanying Existing Share Certificate(s) evidencing Continued Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. The Company recommends that the necessary documentation be hand delivered to Computershare at its office(s) specified on the last page of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. A shareholder who's Continued Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Continued Shares.

2. Signatures

This Letter of Transmittal must be filled in and signed by the registered holder of Continued Shares described above or by such registered holder's duly authorized representative (in accordance with Instruction 4).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying Existing Share Certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such Existing Share Certificate(s) without any change whatsoever, and the Existing Share Certificate(s) need not be endorsed. If such deposited Existing Share Certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying Existing Share Certificate(s):

(i) such deposited Existing Share Certificate(s) must be accompanied by a wet ink signed assignment declaration in form and substance as set forth in, or provided with, the Letter of Transmittal, and otherwise follow the other instructions set out in the Letter of Transmittal; and

(ii) the signature(s) on such assignment declaration must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the Existing Share Certificate(s) and must be guaranteed as noted in Instruction 3 below.

3. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to Computershare (except that no guarantee is required if the signature is that of an Eligible Institution).

An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc.  Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4. Signed by a Representative

If this Letter of Transmittal is signed by a person in a representative capacity, such as (a) an executor, administrator, trustee or guardian, or (b) on behalf of a corporation, partnership, or association, then in each case such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to Computershare (except that no guarantee is required if the signature is that of an Eligible Institution).  Either the Company or Computershare, at its discretion, may require additional evidence of authority or additional documentation.

5. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all Existing Share Certificate(s) for Deposited Shares, additional Existing Share Certificate(s) and the corresponding number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Shares are registered in different forms (e.g. "John Doe" and "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted.

(d) The Arrangement and the Continuation will be construed in accordance with and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

(e) Additional copies of this Letter of Transmittal may be obtained from Computershare at any of its respective offices at the addresses listed below.  The Circular is available electronically under the Company's profile at SEDAR+ at www.sedarplus.ca.

6. Lost Certificates

If a share certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to Computershare. Computershare will respond with the requirements to receive a DRS advice representing Continued Shares.

7.  Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non- public personal information about you-from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. Computershare may transfer personal information to other companies located outside of your province within Canada, or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where we share your personal information with other companies to provide services to you, we ensure they have adequate safeguards to protect your personal information as per applicable privacy laws. We also ensure the protection of rights of data subjects under the General Data Protection Regulation, where applicable. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 100 University Avenue, Toronto, Ontario, M5J 2Y1.

8.  Change of Registration

Should a registered shareholder who surrenders Existing Share Certificate(s) to Computershare wish to register a DRS advice evidencing a Continued Share in a different name than that which is shown on such surrendered Existing Share Certificate(s), such Existing Share Certificate(s) must be accompanied by an appropriate written wet ink signed assignment declaration in form and substance as set forth in, or provided with, the Letter of Transmittal, and otherwise complete a Securities Transfer Form, or other documents as required by Computershare.

The depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or by Courier

100 University Avenue, 8th Floor, North Tower

Toronto, Ontario

M5J 2Y1

By Mail

P.O. Box 7021

31 Adelaide St E

Toronto, ON  M5C 3H2

Attention:  Corporate Actions

For Inquiries Only

Toll Free: 1-800-564-6253

E-Mail: corporateactions@computershare.com

Annex 1: Form of Assignment Declaration

Assignment Declaration

The undersigned (the "Assignor") hereby unconditionally and irrevocably assigns the registered shares (Namenaktien) referenced and evidenced with the attached Existing Share Certificate (Beweisurkunde) and all rights and obligations associated therewith (the "Assigned Shares") with immediate effect to ______________, (the "Assignee").

The Assignor confirms that the Assigned Shares exist as uncertificated securities (Wertrechte) and that neither physical shares nor share certificates within the meaning of Swiss law (Aktienzertifikate) have been issued and/or exist for the Assigned Shares.

This assignment declaration is governed by substantive Swiss law. All disputes arising out of or in connection with this assignment declaration (in particular concerning the validity, conclusion, binding nature, interpretation, performance or non-performance), shall be subject to the exclusive jurisdiction of the competent courts in Zug, Switzerland.

_____________________________ Date

Assignor (signed): _____________________________
Name (printed): ___________________

Accepted: _____________________________ Date

For the Assignee (signed): _____________________________
Name (printed): ___________________

Attachment: - Existing Share Certificate